Exhibit 12
Conagra Brands, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

	2018	2017	2016	2015	2014
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$874.8	$729.5	$108.8	$584.6	$376.0
Add (deduct):
Fixed charges	186.9	225.7	328.4	361.7	420.4
Distributed income of equity method investees	62.5	68.3	40.4	79.3	0.2
Capitalized interest	(3.5)	(5.0)	(7.8)	(6.6)	(13.6)
Earnings available for fixed charges (a)	$1,120.7	$1,018.5	$469.8	$1,019.0	$783.0

Fixed charges:
Interest expense	$162.5	$199.2	$297.0	$329.2	$380.8
Capitalized interest	3.5	5.0	7.8	6.6	13.6
One third of rental expense (1)	20.9	21.5	23.6	25.9	26.0
Total fixed charges (b)	$186.9	$225.7	$328.4	$361.7	$420.4

Ratio of earnings to fixed charges (a/b)	6.0	4.5	1.4	2.8	1.9

(1) Considered to be representative of interest factor in rental expense.